Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS REPORTS STREAM POLAND ACQUISITION

WARSAW, Poland, June 12, 2008 - Stream Communications Network & Media Inc. (the Company or Stream Communications) (OTC Pink Sheets: SCNWF & FSE: TPJ) announced today that Stream Communications Sp z o.o. (Stream Poland), the subsidiary jointly controlled by the Company and Penta Investments, has entered into a preliminary acquisition agreement with a cable operator in Northern Poland which currently provides cable and Internet services totaling approximately 19,000 revenue generating units [RGUs]. The transaction is scheduled to close in January 2009 at which point Stream Poland will take ownership of the acquired network. Details of the transaction, including final purchase price, revenues and the exact number of subscribers will be announced at closing.

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is developing greenfield projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.